Exhibit 99.3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis of the results of Euronav operations and financial condition should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this report. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For additional information relating to our management's discussion and analysis of financial condition and results of operation and a more complete discussion of the risks and uncertainties referenced in the preceding sentence, please see our Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the U.S. Securities and Exchange Commission, or the Commission, on April 14, 2017, and our other filings with the Commission.

Factors affecting our results of operations

The principal factors which have affected our results of operations and are expected to affect our future results of operations and financial position include:

•	The spot rate and time charter market for VLCC and Suezmax tankers;

•	The number of vessels in our fleet;

•	Utilization rates on our vessels, including actual revenue days versus non-revenue ballast days;

•	Our ability to maintain and grow our customer relationships;

•	Economic regulatory, political and government conditions that affect the tanker shipping industry;

•	The earnings on our vessels;

•	Gains and losses from the sale of assets and amortization of deferred gains;

•	Vessel operating expenses, including in some cases, the fluctuating price of fuel expenses when our vessels operate in the spot or voyage market;

•	Impairment losses on vessels;

•	Administrative expenses;

•	Acts of piracy or terrorism;

•	Depreciation;

•	Drydocking and special survey days, both expected and unexpected;

•	Our overall debt level and the interest expense and principal amortization; and

•	Equity gains (losses) of unconsolidated subsidiaries and associated companies.

Lack of Historical Operating Data for Vessels Before Their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial and/or operational due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although the vessels we acquire generally do not have a charter attached, we have agreed to acquire (and may in the future acquire) some vessels with time charters attached. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer. When we acquire a vessel and assume a related time charter, we take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer's consent to us as the new owner;

•	obtain the charterer's consent to a new technical manager;

•	in some cases, obtain the charterer's consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace most if not all hired equipment on board, such as computers and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with IFRS, which requires us to make estimates in the application of accounting policies based on the best assumptions, judgments and opinions of management.

The following is a discussion of our accounting policies that involve a higher degree of judgment and the methods of their application. For a description of all of our material accounting policies, please see Note 1—Summary of Significant Accounting Policies to our consolidated financial statements for the year ended December 31, 2016.

Revenue Recognition

We generate a large part of our revenue from voyage charters, including vessels in pools that predominantly perform voyage charters. Within the shipping industry, there are two methods used to account for voyage charter revenue: (1) ratably over the estimated length of each voyage and (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues in the shipping industry and the method we use. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying its revenue recognition method, management believes that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. Since, at the time of discharge, management generally knows the next load port and expected discharge port, the discharge-to-discharge calculation of voyage revenues can be estimated with a greater degree of accuracy. We do not begin recognizing voyage revenue until a charter has been agreed to by both us and the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage, because it is only at this time the charter rate is determinable for the specified load and discharge ports and collectability is reasonably assured.

Revenues from time charters are accounted for as operating leases and are thus recognized ratably over the rental periods of such charters, as service is performed. The board will, however, analyze each contract before deciding on its accounting treatment between operating lease and finance lease. We do not recognize time charter revenues during periods that vessels are off-hire.

For our vessels operating in the TI Pool, revenues and voyage expenses are pooled and allocated to the pool's participants on a TCE basis in accordance with an agreed-upon formula. The formulas in the pool agreements for allocating gross shipping revenues net of voyage expenses are based on points allocated to participants' vessels based on cargo carrying capacity and other technical characteristics, such as speed and fuel consumption. The selection of charterers, negotiation of rates and collection of related receivables and the payment of voyage expenses are the responsibility of the pool. The pool may enter into contracts that earn either voyage charter revenue or time charter revenue. The pool follows the same revenue recognition principles, as applied by us, in determining shipping revenues and voyage expenses, including recognizing revenue only after a charter has been agreed to by both the pool and the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

The following table presents our average TCE rates (in U.S. dollars) and vessel operating days, which are the total days the vessels were in our possession for the relevant period, net of scheduled off-hire days associated with major repairs, drydockings or special or intermediate surveys for the periods indicated:

	Nine months ended September 30, 2017				Nine months ended September 30, 2016
	REVENUE				REVENUE
	Fixed	Spot		Pool	Fixed	Spot	Pool
TANKER SEGMENT*
VLCC
Average rate	$40,984	$	−	$28,484	$42,131	$47,384	$44,812
Vessel Operating days	1,425		−	6,664	1,370	468	6,099

SUEZMAX
Average rate	$22,326		$18,836	−	$26,727	$29,815	−
Vessel Operating days	1,481		3,659	−	1,639	3,390	−

FSO SEGMENT**
FSO
Average rate	$173,586		−	−	$178,663	−	−
FSO Operating days	273		−	−	274	−	−

* The figures for the tanker segment do not include our economic interest in joint ventures.

**The figures for the FSO segment are included and presented at our economic interest, 50%.

Through pooling mechanisms, we receive a weighted, average allocation, based on the total spot results earned by the total of pooled vessels, (reflected under “Pool” in the table above), whereas results from direct spot employment are earned and allocated on a one-on-one basis to the individual vessel and thus owner of the according vessel (reflected under “Spot” in the table above).

Vessel Useful Lives and Residual Values

The useful economic life of a vessel is variable. Elements considered in the determination of the useful lives of the assets are the uncertainty over the future market and future technological changes. The carrying value of each of our vessels represents its initial cost at the time it was delivered or purchased plus any additional capital expenditures less depreciation calculated using an estimated useful life of 20 years, except for FSO service vessels for which estimated useful lives of 25 years are used. Newbuildings are depreciated from delivery from the construction yard. Purchased vessels and FSOs converted later into an FSO are depreciated over their respective remaining useful lives as from the delivery of the construction yard to its first owner.

On September 30, 2017, all of our owned vessels were of double hull construction. If the estimated economic lives assigned to our vessels prove to be too long because of new regulations, the continuation of weak markets, the broad imposition of age restrictions by our customers or other future events, this could result in higher depreciation expenses and impairment losses in future periods related to a reduction in the useful lives of any affected vessels.

We estimate that our vessels will not have any residual value at the end of their useful lives. Even though the scrap value of a vessel could be worth something, it is difficult to estimate taking into consideration the cyclicality of the nature of future demand for scrap steel and is likely to remain volatile and unpredictable. The costs of scrapping and disposing of a vessel with due respect for the environment and the safety of the workers in such specialized yards is equally challenging to forecast as regulations and good industry practice leading to self-regulation can dramatically change over time. For example, certain organizations have suggested that the industry adopt The Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Convention. While this Convention has not been accepted yet by the flag states of the flags we use, we believe that this Convention or a similar convention may be adopted in the future. In the event that more stringent requirements are imposed upon tanker owners, including those seeking to sell their vessels to a party that intends to recycle the vessels after they have been purchased, or a Recycling Purchaser, such requirements could negatively impact the sales prices obtainable from the Recycling Purchasers or require companies, including us, to incur additional costs in order to sell their vessels to recycling purchasers or to other foreign buyers intending to use such vessels for further trading. Therefore, we take the view that by the time our assets reach the end of their useful lives, their scrap values are likely to be the same as their disposal costs.

Vessel Impairment

The carrying values of our vessels may not represent their fair market values at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. The carrying amounts of our vessels are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. We define our cash generating unit as a single vessel, unless such vessel is operated in a pool, in which case such vessel, together with the other vessels in the pool, are collectively treated as a cash generating unit. An impairment loss is recognized whenever the carrying amount of an asset or cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

FSO Impairment

Due to the fact that FSO vessels are often purposely built for specific circumstances, and due the absence of an efficient market for transactions of FSO vessels, the carrying values of our FSO’s may not represent their fair values at any point in time. The carrying amounts of our FSO’s are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. We define our cash generating unit as a single FSO. An impairment loss is recognized whenever the carrying amount of an asset or cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Calculation of recoverable amount

The recoverable amount of an asset or cash generating unit is the greater of its fair value less its cost to sell and value in use. In assessing value in use, the estimated future cash flows, which are based on current market conditions, historical trends as well as future expectations, are discounted to their present value using a pre-tax discount rate that reflects the time value of money and the risks specific to the asset or cash generating unit.

The carrying values of our vessels or our FSOs may not represent their fair market values or the amount that could be obtained by selling the vessels at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The value of a FSO is highly dependent on the value of the service contract under which the unit is employed.

In developing estimates of future cash flows, we must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends and/or on future expectations. Specifically, in estimating future charter rates or service contract rates, management takes into consideration estimated daily rates for each asset over the estimated remaining lives. The estimated daily TCE rates are based on the trailing 10-year historical average rates, based on quarterly average rates published by a third-party maritime research service. Recognizing that the transportation of crude oil and petroleum products is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of estimates based on the 10-year historical average rates calculated as of the reporting date to be reasonable as historically it is the most appropriate reflection of a typical shipping cycle. When using 5-year historical charter rates in this impairment analysis, the impairment analysis as at September 30, 2017 indicates a total impairment amount of $0.6 million for the tanker fleet, and when using 1-year historical charter rates in this impairment analysis, the impairment analysis as at September 30, 2017 indicates a total impairment amount of $633.5million for the tanker fleet. The value in use calculation for FSOs is based on the remaining useful life of the vessels as of the reporting date, and is based on fixed daily rates as well as management's best estimate of daily rates for future periods.

Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Finally, utilization is based on historical levels achieved and estimates of a residual value are consistent with our depreciation policy.

The more significant factors that could impact management's assumptions regarding time charter equivalent rates include (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of crude oil and petroleum products, (iii) changes in production of or demand for oil and petroleum products, generally or in particular regions, (iv) greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker scrappings, and (v) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. There can be no assurance as to how long charter rates and vessel values will remain at their current levels.

Our Fleet—Vessel Carrying Values

During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below the carrying amounts of those vessels. After undergoing the impairment analysis discussed above, we have concluded that for the nine months ended September 30, 2017 and 2016, no impairment was required.

The following table presents information with respect to the carrying amount of our vessels by type and indicates whether their estimated market values are below their carrying values as of September 30, 2017 and September 30, 2016. The carrying value of each of our vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. Our estimates of market values for our vessels assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without notations of any kind. Our estimates are based on the estimated market values for vessels received from independent ship brokers and are inherently uncertain. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that we could achieve if we were to sell any of the vessels. We would not record a loss for any of the vessels for which the fair market value is below its carrying value unless and until we either determine to sell the vessel for a loss or determine that the vessel is impaired as discussed above in "Critical Accounting Policies—Vessel Impairment." We believe that the future discounted cash flows expected to be earned over the estimated remaining useful lives for those vessels that have experienced declines in market values below their carrying values would exceed such vessels' carrying values. For vessels that are designated as held for sale at the balance sheet date, we either use the agreed upon selling price of each vessel if an agreement has been reached for such sale or an estimate of basic market value if an agreement for sale has not been reached as of the date hereof.

Vessel Type	Numbers of Vessels at September 30, 2017	Numbers of Vessels at December 31, 2016	Carrying Value at September 30, 2017	Carrying Value at December 31, 2016

			(In thousands of USD)
VLCC (includes ULCC) (1)	27	26	1,737,446	1,694,506
Suezmax (2)	19	19	626,557	688,657
Vessels held for sale	-	-	-	-
Total	46	45	2,364,003	2,383,163

(1)	As of September 30, 2017, eighteen of our VLCC owned vessels (December 31, 2016: nineteen) had carrying values which exceeded their market values. These vessels had an aggregate carrying value of $1,324.2 million (December 31, 2016: $1,432.2 million), which exceeded their aggregate market value by approximately $217.5 million (December 31, 2016: $298.0 million).
(2)	As of September 30, 2017, sixteen of our Suezmax owned vessels (December 31, 2016: seventeen) had carrying values which exceeded their market values. These vessels had an aggregate carrying value of $616.0 million (December 31, 2016: $664.8 million), which exceeded their aggregate market value by approximately $193.3 million (December 31, 2016: $204.7 million).

The table above only takes into account the fleet that is 100% owned by us and therefore does not take into account the FSOs as they are accounted for using the equity method.

Vessels held for sale

Vessels whose carrying values are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. This is the case when the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such vessels and its sale is highly probable (when it is significantly more likely than merely probable).

Immediately before classification as held for sale, the vessels are remeasured in accordance with our accounting policies. Thereafter the vessels are measured at the lower of their carrying amount and fair value less cost to sell.

Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

Vessels classified as held for sale are no longer depreciated.

As of September 30, 2017 and December 31, 2016 we had no vessels as a non-current asset held for sale.

Drydocking-Component approach

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment. Costs associated with routine repairs and maintenance are expensed as incurred including routine maintenance performed whilst the vessel is in drydock. After each drydock, all the components installed (as replacements or as additional components) during the drydock are classified in two categories (according to their estimated lifetime and their respective cost). When the useful life is higher than 1 year, the component is amortized if its cost is higher than the established threshold. The components will then be amortized over their estimated lifetime (2.5-5 years).

Fleet Development

The following table summarizes the development of our fleet as of the dates presented below*:

	Nine months ended September 30, 2017	Nine months ended September 30, 2016	Year ended December 31, 2016
VLCCs
At start of period	30.0	28.5	28.5
Acquisitions	2.0	3.0	3.5
Dispositions	(1.0)	(1.0)	(5.0)
Chartered-in	-	-	3.0
At end of period	31.0	30.5	30.0
Newbuildings on order	-	2.0	2.0
Suezmax
At start of period	19.0	20.0	20.0
Acquisitions	-	1.0	1.0
Dispositions	-	(1.0)	(1.0)
Chartered in	-	-	(1.0)
At end of period	19.0	20.0	19.0
Newbuildings on order	4.0	-	2.0
FSO
At start of period	1.0	1.0	1.0
Acquisitions	-	-	-
Dispositions	-	-	-
Chartered in	-	-	-
At end of period	1.0	1.0	1.0
Newbuildings on order	-	-	-
Total fleet
At start of period	50.0	49.5	49.5
Acquisitions	2.0	4.0	4.5
Dispositions	(1.0)	(2.0)	(6.0)
Chartered in	-	-	2.0
At end of period	55.5	51.5	50.0
Newbuildings on order	4.0	2.0	4.0

* This table includes vessels we own through joint venture entities, which we recognize in our income statement using the equity method, at our respective share of economic interest. This table does not include vessels acquired, but not yet delivered.

Vessel Acquisitions and Charter-in Agreements

On June 15, 2015, we entered into an agreement with an unrelated third-party to acquire contracts for the construction of the Metrostar Acquisition Vessels, which at the time of our purchase were under construction at Hyundai, for an aggregate purchase price of $384.0 million, or $96.0 million per vessel. The first vessel, the Antigone, was delivered to us on September 25, 2015. The second vessel, the Alice, was delivered to us on January 26, 2016. The third vessel, the Alex, was delivered to us on March 24, 2016. The fourth vessel, the Anne, was delivered to us on May 13, 2016.

On June 2, 2016, we entered into a Share Swap and Claims Transfer Agreement whereby (i) we transferred our 50% equity interest in Moneghetti Shipholding Ltd., or Moneghetti, and Fontvieille Shipholding Ltd., or Fontvieille, and, as consideration therefor, acquired from Bretta its 50% ownership interest in Fiorano Shipholding Ltd., or Fiorano, and Larvotto Shipholding Ltd., or Larvotto; and (ii) we transferred our claims arising from the shareholder loans to Moneghetti and Fontvieille and acquired Bretta’s claims arising from the shareholder loans to Fiorano and Larvotto. In addition, we paid $15.1 million to Bretta as compensation for the difference in value of the vessels. As a result of this transaction, our equity interest in both Fiorano and Larvotto increased from 50% to 100% and we are now the sole owner of the Suezmaxes Captain Michael and the Maria, respectively. We no longer have an equity interest in Moneghetti or Fontvieille, which now fully own the Suezmaxes Devon and the Eugenie, respectively. Effective as of the same date, Fiorano and Larvotto are fully consolidated within our consolidated group of companies. We refer to these transactions collectively as the Share Swap and Claims Transfer Agreement.

On August 16, 2016, we entered into an agreement for the acquisition through resale of two VLCCs which are under construction at Hyundai for an aggregated purchase price of $169 million or $84.5 million per vessel. The vessels Ardeche and Aquitaine were delivered to us on January 12, 2017 and January 20, 2017 respectively.

On October 3, 2016, we entered into construction contracts with Hyundai for two high specification Ice-Class Suezmax vessels from Hyundai, which we expect will be delivered to us in the first half of 2018.

On November 1, 2016, we entered into an agreement to purchase the VLCC V.K. Eddie from our 50% joint venture Seven Seas Shipping Ltd., or Seven Seas, at a price of $39.0 million.

On April 20, 2017, the Group signed an additional two long-term time charter contracts of seven years each with Valero Energy Inc., for Suezmax vessels with specialized Ice Class 1C starting in the second half of 2018.

In order to fulfil these contracts, the Group has ordered two high specification Ice Class Suezmax vessels from Hyundai Heavy Industries shipyard in South Korea. Additional specifications for these vessels include substantially increased steel structure, specific emissions controls and other bespoke operational capabilities. Delivery of these vessels is expected in the second half of 2018 when each of the time charter contracts will begin.

Vessel Sales and Redeliveries

On January 15, 2016, we sold the VLCC Famenne, for a net price of $38.0 million to an unrelated third-party, resulting in a gain of $13.8 million, which was recorded in the first quarter of 2016. We delivered the vessel to its new owner on March 9, 2016.

On October 27, 2016 and November 27, 2016, we redelivered the VLCC KHK Vision and the Suezmax Suez Hans, respectively, to their owners upon the conclusion of their respective time charter-in periods.

On December 16, 2016, we entered into a five-year sale and leaseback agreement with an unrelated third-party for four VLCCs. The four VLCCs are the Nautilus, the Navarin, the Neptun, and the Nucleus. The transaction assumed a net en-bloc sale price of $185 million and produced a gain of $41.5 million which was recorded in the fourth quarter of 2016. However, because there was a total difference of $5.0 million between the observable fair value of the assets ($181 million) and the sale price ($186 million), this excess has been deferred and being amortized over the period for which the asset is expected to be used (in this case, the duration of the lease, which is 5 years.).

On May 23, 2017, the Group sold the VLCC Ti Topaz (2002 – 319,430 dwt), one of its two oldest VLCC vessels, for $21.0 million. The loss on that sale of $21.0 million, was recorded in the second quarter.

Operating Results

Nine months ended September 30, 2017, compared to the nine months ended September 30, 2016

Total shipping revenues and voyage expenses and commissions.

The following table sets forth our total shipping revenues and voyage expenses and commissions for the nine months ended September 30, 2017 and 2016:

	Nine months ended September
(US$ in thousands)	2017	2016	$ Change	% Change
Voyage charter and pool revenues	302,171	434,002	(131,831)	(30)%
Time charter revenues	93,219	103,982	(10,763)	(10)%
Other income	3,882	5,533	(1,651)	(30)%
Total shipping revenues	399,272	543,517	(144,245)	(27)%
Voyage expenses and commissions	(47,778)	(43,077)	(4,701)	11%

Voyage Charter and Pool Revenues.    Voyage charter and pool revenues decreased by 30%, or $131.8 million, to $302.2 million for the nine months ended September 30, 2017, compared to $434.0 million for the same period in 2016. This decrease was due to a decrease in the average TCE rates for VLCCs and Suezmax tankers from $ 44,503 and $ 28,807 respectively in the first nine months of 2016 to $29,686 and $19,481, respectively in the first nine months of 2017. This decrease in the average TCE was partially offset by an increase of the total number of vessel operating days following the delivery of the Ardeche and Aquitaine in January 2017.

Time Charter Revenues.    Time charter revenues decreased by 10%, or $10.8 million, to $93.2 million for the nine months ended September 30, 2017, compared to $104.0 million for the same period in 2016. This decrease was due to several time charter contracts ending in the course of 2017 combined with deteriorating market conditions resulting in lower profit splits.

Other Income.    Other income decreased by 30%, or $1.7 million, to $3.9 million for the nine months ended September 30, 2017, compared to $5.5 million for the same period in 2016. Other income includes revenues related to the daily standard business operation of the fleet and that are not directly attributable to an individual voyage, such as insurance rebates received based on changes in our vessels' trading patterns.

Voyage Expenses and Commissions.    Voyage expenses and commissions increased by 11% or $4.7 million, to $(47.8) million for the nine months ended September 30, 2017, compared to $(43.1) million for the same period in 2016. This increase was primarily due to a an increase of oil prices which increased bunker expenses, the largest component of voyage expenses and fewer vessels operating under a long term time charter.

Net gain (loss) on lease terminations and net gain (loss) on the sale of assets.

The following table sets forth our gain (loss) on lease terminations and gain (loss) on the sale of assets for the nine months ended September 30, 2017 and 2016:

	Nine months ended September
(US$ in thousands)	2017	2016	$ Change	% Change
Net gain (loss) on lease terminations	-	-	-	0%
Net gain (loss) on sale of assets (including impairment on non-current assets held for sale and loss on disposal of investments in equity-accounted investees)	(21,007)	(10,331)	(10,676)	103%

Net gain (loss) on lease terminations.    We did not terminate any leases during the nine months ended September 30, 2017 and 2016.

Net gain (loss) on sale of assets (including impairment on non-current assets held for sale, and loss on disposal of investments in equity-accounted investees).    Net gain (loss) increased by 103%, or $10.7 million, to a loss of $(21.0) million for the nine months ended September 30, 2017, compared to a loss of $(10.3) million for the same period in 2016. The net loss on sale of assets of $(21.0) million in 2017 is mainly due to the sale of the VLCC TI Topaz. The net loss on sale of assets of $(10.3) million in 2016 represents the difference between a gain of $13.8 million recorded on the sale of the VLCC Famenne, and a loss of $24.1 million on the disposal of the joint ventures with Bretta, where we assumed full ownership of the two youngest vessels, the Suezmax Captain Michael and the Suezmax Maria.

Vessel Operating Expenses.

The following table sets forth our vessel operating expenses for the nine months ended September 30, 2017 and 2016:

	Nine months ended September
(US$ in thousands)	2017	2016	$ Change	% Change
Total VLCC operating expenses	75,332	77,143	(1,811)	(2)%
Total Suezmax operating expenses	41,143	45,695	(4,552)	(10)%
Total vessel operating expenses	116,475	122,838	(6,363)	(5)%

Total vessel operating expenses decreased by 5%, or $6.4 million, to $116.5 million during the nine months ended September 30, 2017, compared to $122.8 million for the same period in 2016. This decrease was primarily due to various cost savings and positive rate of exchange impact. The decrease was partly offset by the delivery of the VLCC Ardeche and VLCC Aquitaine in January 2017 and purchase of the VLCC V.K. Eddie in November 2016.

VLCC operating expenses decreased by 2%, or $1.8 million, during the nine months ended September 30, 2017, compared to the same period 2016. The decrease was primarily attributable to various cost savings and positive rate of exchange impact, partly offset by the delivery of the VLCC Ardeche and VLCC Aquitaine in January 2017 and purchase of the VLCC V.K. Eddie in November 2016.

Suezmax operating expenses decreased by 10%, or $4.6 million, during the nine months ended September 30, 2017, compared to the same period 2016. The decrease was mainly due to lower technical costs in general, partly offset by the acquisition of the Suezmaxes Maria and Captain Michael following the Share Swap and Claims Transfer Agreement (see Fleet Development).

Time charter-in expenses and bareboat charter-hire expenses.

The following table sets forth our chartered-in vessel expenses and bareboat charter-hire expenses for the nine months ended September 30, 2017 and 2016:

	Nine months ended September
(US$ in thousands)	2017	2016	$ Change	% Change
Time charter-in expenses	63	14,794	(14,731)	(100)%
Bareboat charter-hire expenses	23,266	-	23,266	-
Total charter hire expense	23,329	14,794	8,535	58%

Time charter-in expenses. Time charter-in expenses decreased by 100%, or $14.7 million, to $0.1 million during the nine months ended September 30, 2017, compared to $14.8 million for the same period in 2016. The decrease was attributable to the expiration of two time charter parties in 2016.

Bareboat charter-hire expenses. Bareboat charter-hire expenses increased by $23.3 million, to $23.3 million for the nine months ended September 30, 2017, compared to $0.0 million for the same period in 2016. The increase was entirely attributable to the sale and leaseback transaction of the VLCCs Nautilus, Navarin, Nucleus and Neptun on December 22, 2016.

General and administrative expenses.

The following table sets forth our general and administrative expenses for the nine months ended September 30, 2017 and 2016:

	Nine months ended September
(US$ in thousands)	2017	2016	$ Change	% Change
General and administrative expenses	33,132	32,634	498	2%

General and administrative expenses which include also, among others, directors' fees, office rental, consulting fees, audit fees and tonnage tax, increased by 2%, or $0.5 million, to $33.1 million for the nine months ended September 30, 2017, compared to $32.6 million for the same period in 2016.

This increase was due to, among other factors, an increase of $0.8 million relating to tonnage tax, and an increase of $0.4 million in administrative expenses related to the TI Pool, both due to a higher number of VLCCs in the fleet compared to the same period in 2016. Furthermore, the audit and other fees increased by $0.6 million during the nine months ended September 30, 2017, compared to the same period in 2016, due to the enhanced effort on internal processes excellence in the first two quarters of 2017.

This increase was offset with lower staff costs of $1.2 million and a decrease of $0.7 million in directors’ fees, due to favorable rate of exchange and the resignation of one of our directors.

Depreciation and amortization expenses.

The following table sets forth our depreciation and amortization expenses for the nine months ended September 30, 2017 and 2016:

	Nine months ended September
(US$ in thousands)	2017	2016	$ Change	% Change
Depreciation and amortization expenses	173,445	168,585	4,860	3%

Depreciation and amortization expenses increased by 3%, or $4.9 million, to $173.4 million for the nine months ended September 30, 2017, compared to $168.6 million for the same period in 2016.

Depreciation increased primarily due to (i) the acquisition and delivery of the VLCCs Ardeche, Aquitaine, Alex, Anne and V.K. Eddie, resulting in an aggregate increase of $12.8 million, (ii) an increase in depreciation of drydock of $2.8 million and (iii) an increase of $3.5 million due to the acquisition of full ownership of the Suezmaxes Maria and Captain Michael following the Share Swap and Claims Transfer Agreement (see Fleet Development). This increase was partially offset by a decrease in depreciations due to (i) the sale and leaseback transaction of the VLCCs Nautilus, Navarin, Nucleus and Neptun on December 22, 2016 (ii) the sale and delivery of the VLCC Ti Topaz to its new owner on June 9, 2017, resulting in a combined decrease of $14.5 million.

Finance Expenses.

The following table sets forth our finance expenses for the nine months ended September 30, 2017 and 2016:

	Nine months ended September
(US$ in thousands)	2017	2016	$ Change	% Change
Interest expense on financial liabilities measured at amortized cost	28,055	24,505	3,550	14%
Other financial charges	4,268	3,644	624	17%
Foreign exchange losses	4,339	4,069	270	7%
Finance expenses	36,662	32,218	4,444	14%

Finance expenses increased by 14%, or $4.4 million, to $36.7 million for the nine months ended September 30, 2017, compared to $32.2 million for the same period in 2016.

Interest expense on financial liabilities measured at amortized cost increased by 14%, or $3.6 million, during the nine months ended September 30, 2017, compared to the same period in 2016. This increase was primarily attributable to the increase of floating interest rates in 2017, offset by a decrease in average outstanding debt during the nine months ended September 30, 2017, compared to the same period in 2016. Other financial charges increased by 17%, or $0.6 million, to $4.3 million for the nine months ended September 30, 2017, compared to $3.6 million for the same period in 2016. This increase was primarily attributable to commitment fee paid for available credit lines, of which the total availability increased in 2017.

Foreign exchange losses increased by 7%, or $0.3 million, due to change in exchange rates between the EUR and the USD.

Share of results of equity accounted investees, net of income tax.

The following table sets forth our share of results of equity accounted investees (net of income tax) for the nine months ended September 30, 2017 and 2016:

	Nine months ended September
(US$ in thousands)	2017	2016	$ Change	% Change
Share of results of equity accounted investees	28,029	31,558	(3,529)	(11)%

As at December 31, 2015, our equity accounted investees included one joint venture which owned one VLCC, four joint ventures which owned one Suezmax each, and two joint ventures which owned one FSO each.

On June 2, 2016, we entered into a Share Swap and Claims Transfer Agreement whereby (i) we transferred our 50% equity interest in Moneghetti and Fontvieille, and, as consideration therefor, acquired from Bretta its 50% ownership interest in Fiorano and Larvotto; and (ii) we transferred our claims arising from the shareholder loans to Moneghetti and Fontvieille and acquired Bretta’s claims arising from the shareholder loans to Fiorano and Larvotto. As a result, our equity interest in both Fiorano and Larvotto increased from 50% to 100% giving us control of both companies. We no longer have an equity interest in Moneghetti and Fontvieille. Before the swap agreement, we accounted for the four entities using the equity method. Following the acquisition, Fiorano and Larvotto are fully consolidated as of June 2, 2016. These transactions led to a decrease in the share of results of equity accounted investees for the nine months ended September 30, 2017 by $2.0 million compared to same period in 2016.

On November 23, 2016, we took delivery of the VLCC V.K. Eddie that we purchased from our 50% joint venture Seven Seas. Our share of the profit of this joint venture for the nine months ended September 30, 2017 was $3.5 million lower than in the nine months ended September 30, 2016.

The result of our participations in the 50%-owned joint ventures, TI Asia Ltd. and TI Africa Ltd., the owners of FSO Asia and FSO Africa, respectively, have increased by an aggregate of $1.9 million, mostly due to the recognition of a deferred tax asset and lower interest expense after the repayment of the remaining bank debt in July 2017. This was partly offset by lower revenue under the new FSO contracts which started in July and September 2017 for the FSO Asia and FSO Africa, respectively.

Income tax benefit/(expense)

The following table sets forth our income tax benefit/(expense) for the nine months ended September 30, 2017 and 2016:

	Nine months ended September
(US$ in thousands)	2017	2016	$ Change	% Change
Income tax benefit (expense)	1,297	(301)	1,598	(531)%

Income tax benefit/(expense) decreased by 531%, or $1.6 million, to a benefit of $1.3 million for the nine months ended September 30, 2017, compared to an expense of $(0.3) million for the same period in 2016, which was mainly attributable to the recognition of a deferred tax asset related to our fully owned subsidiary Euronav Luxembourg.

Liquidity and capital resources

We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital, borrowings from commercial banks and the occasional issuance of convertible notes. Our ability to generate adequate cash flows on a short- and medium-term basis depends substantially on the trading performance of our vessels. Historically, market rates for charters of our vessels have been volatile. Periodic adjustments to the supply of and demand for oil tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short- and medium-term liquidity.

Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in British Pounds, Euros, and other currencies we may hold for limited amounts.

As of September 30, 2017 and December 31, 2016, we had $97.2 million and $206.7 million in cash and cash equivalents, respectively.

Our short-term liquidity requirements relate to payment of operating costs (including certain repairs performed in drydock), lease payments for our chartered-in fleet, funding working capital requirements, maintaining cash reserves against fluctuations in operating cash flows as well as maintaining some cash balances on accounts pledges under borrowings from commercial banks.

Sources of short-term liquidity include cash balances, restricted cash balances, syndicated credit lines, short-term investments and receipts from our customers. Revenues from time charters and bareboat charters are generally received monthly in advance. Revenues from FSO service contracts are received monthly in arrears while revenues from voyage charters are received upon completion of the voyage. As of September 30, 2017 and December 31, 2016, we had $45.0 million and $60.0 million in available syndicated credit lines, respectively.

Our medium- and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels and funding all the payments we are required to make under our loan agreements with commercial banks. Sources of funding for our medium- and long-term liquidity requirements include new loans, refinancing of existing arrangements, drawdown under committed secured revolving credit facilities, issuance of new notes or refinancing of existing ones via public and private debt offerings, equity issues, vessel sales and sale and leaseback arrangements. As of September 30, 2017 and December 31, 2016, we had $586.2 million and $295.8 million in available committed secured revolving credit facilities, respectively.

Net cash from (used in) operating activities during the nine months ended September 30, 2017 was $174.7 million, compared to $365.8 million during the nine months ended September 30, 2016. Our partial reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels in periods subsequent to September 30, 2017, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities.

We believe that our working capital resources are sufficient to meet our requirements for the next 12 months from the date of this report.

As of September 30, 2017 and December 31, 2016, our total indebtedness was $1,034.0 million and $1,159.0 million, respectively.

We expect to finance our funding requirements with cash on hand, operating cash flow and bank debt or other types of debt financing. In the event that our cash flow from operations does not enable us to satisfy our short-term or medium- to long-term liquidity requirements, we will also have to consider alternatives, such as raising equity, or new convertible notes, which could dilute shareholders, or selling assets (including investments), which could negatively impact our financial results, depending on market conditions at the time, establish new loans or refinancing of existing arrangements.

Our Borrowing Activities

	Amounts Outstanding as of
(US$ in thousands)	September 30, 2017	December 31, 2016
Euronav NV Credit Facilities
$500.0 Million Senior Secured Credit Facility	-	-
$340.0 Million Senior Secured Credit Facility	111,666	207,271
$750.0 Million Senior Secured Credit Facility	355,000	612,050
$409.5 Million Senior Secured Credit Facility	120,500	222,036
$67.5 Million Secured Loan Facility (Larvotto)	26,165	29,143
$76.0 Million Secured Loan Facility (Fiorano)	24,625	27,813
$108.5 Million Secured Loan Facility	104,932	-

Credit Line Facilities
Credit lines	15,000	-

Senior unsecured bond
Senior unsecured bond	150,000	-

Treasury notes program
Treasury notes program	59,030	-

Total interest bearing debt	966,918	1,098,313

Joint Venture Credit Facilities (at 50% economic interest)
$500.0 Million Secured Loan Facility (TI Asia and TI Africa)	-	37,671

Total interest bearing debt - joint ventures	-	37,671

Euronav NV Credit Facilities

$108.5 Million Senior Secured Credit Facility

On April 25, 2017, we entered into a $108.5 million revolving credit facility with DNB Bank ASA, as Agent and Security Trustee. This facility is comprised of (i) a term loan of $27.1 million from a syndicate of commercial lenders which we refer to as the “commercial tranche” and (ii) a term loan of $81.4 million insured by the Korea Trade Insurance Corporation, which we refer to as “K-sure tranche”. We used the proceeds of this facility to finance our acquisition of the VLCC newbuildings Ardeche and Aquitaine, which were delivered to us on January 12, 2017 and January 20, 2017, respectively, and which serve as security under this facility. The commercial tranche bears interest at LIBOR plus a margin of 1.95% per annum plus applicable mandatory costs and is reduced in 24 installments of consecutive six-month interval and a final $21.7 million repayment is due at maturity in 2029.The K-sure tranche bears interest at LIBOR plus a margin of 1.50% per annul plus applicable mandatory costs and is reduced in 24 installments of consecutive six-month interval till maturity in 2029. As of September 30, 2017, the outstanding balance on this facility was $104.9 million. The facility agreement contains a provision that entitles the lenders to require us to prepay to the lenders, on January 12, 2024, with 180 days’ notice, their respective portion of any advances granted to us under the facility. The facility agreement also contains provisions that allow the remaining lenders to assume an outgoing lender’s respective portion(s) of the advances made to us or to allow us to suggest a replacement lender to assume the respective portion of such advances.

$409.5 Million Senior Secured Credit Facility

On December 16, 2016, we entered into a $409.5 million senior secured amortizing revolving credit facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Agent. We used the proceeds of this facility to refinance all remaining indebtedness under our $500.0 Million Senior Secured Credit Facility. This facility is secured by 11 of our wholly-owned vessels. The revolving credit facility is reduced in 12 installments of consecutive six-month interval and a final $129.2 million repayment is due at maturity in 2023. This facility bears interest at LIBOR plus a margin of 2.25% per annum plus applicable mandatory costs. As of September 30, 2017, the outstanding balance on this facility was $120.5 million.

$750.0 Million Senior Secured Credit Facility

On August 19, 2015, we entered into a $750.0 million secured loan facility with a syndicate of banks and Nordea Bank Norge SA, as Agent and Security Agent. This facility is comprised of a $500.0 million revolving credit facility, a $250.0 million revolving acquisition facility, and an uncommitted $250.0 million upsize facility. We used the proceeds of this facility to refinance all remaining indebtedness under our $750.0 million senior secured credit facility (2011) and our $65.0 million secured credit facility and for the acquisition of the Metrostar Acquisition Vessels in June 2015. This facility is secured by 24 of our wholly-owned vessels. The revolving credit facility is reduced in 13 installments of consecutive six-month interval. The revolving acquisition facility is reduced in 13 installments of consecutive six-month interval and a final $154.0 million repayment is due at maturity in 2022. This facility bears interest at LIBOR plus a margin of 1.95% per annum plus applicable mandatory costs. Following the sale of the Cap Laurent in November 2015, the total revolving credit facility was reduced by $11.5 million. Following the sale of the Famenne in January 2016, the total revolving credit facility was reduced by $21.3 million. Following the sale of the Ti Topaz in June 2017, the total revolving credit facility was reduced by $19.5 million. As of September 30, 2017 and December 31, 2016 the outstanding balance on this facility was $355.0 million and $612.1 million, respectively.

$340.0 Million Senior Secured Credit Facility

On October 13, 2014, we entered into a $340.0 million senior secured credit facility with a syndicate of banks and ING Bank N.V., as Agent and Security Trustee. Borrowings under this facility have been used to partially finance our acquisition of the VLCC Acquisition Vessels and to repay $153.1 million of outstanding debt and retire our $300.0 million Secured Loan Facility dated April 3, 2009. This facility is comprised of (i) a $148.0 million non-amortizing revolving credit facility and (ii) a $192.0 million term loan facility. This facility has a term of 7 years and bears interest at LIBOR plus a margin of 2.25% per annum. This credit facility is, secured by eight of our wholly-owned vessels, the Fraternity, Felicity, Cap Felix, Cap Theodora and the VLCC Acquisition Vessels. As of September 30, 2017 and December 31, 2016 the outstanding balance on this facility was $111.7 million and $207.3 million, respectively.

$500.0 Million Senior Secured Credit Facility

On March 25, 2014, we entered into a $500.0 million senior secured credit facility with DNB Bank ASA, Nordea Bank Norge ASA, and Skandinaviska Enskilda Banken AB (publ). This facility bears interest at LIBOR plus a margin of 2.75% per annum and is repayable over a term of six years with maturity in 2020 and is secured by the 2014 Fleet Acquisition Vessels. The proceeds of the facility were drawn and used to partially finance the purchase price of the 2014 Fleet Acquisition Vessels. On December 21, 2016, we repaid this facility in full using a portion of the borrowings under our new $409.5 million Senior Secured Credit Facility.

$76.0 Million Secured Loan Facility (Fiorano)

On October 23, 2008, one of our previously 50%-owned joint ventures, Fiorano Shipholding Limited, entered into a $76.0 million loan facility with Scotiabank Ireland Ltd. to partially finance the acquisition of the Capt. Michael. This loan had an original term of eight years and was extended in January 2017 bringing the final maturity date to January 31, 2020, with a final balloon payment of $14.0 million.. This loan bears interest at LIBOR plus a margin of 1.95% per annum. As of December 31, 2015 the outstanding balance on this facility was $32.0 million, of which we had a 50% economic interest of $16.0 million. After the Share Swap and Claims Transfer Agreement (see Fleet Development), we acquired the full economic interest in this loan facility, and as of September 30, 2017, and December 31, 2016 the outstanding balance on this facility was $24.6 million and $27.8 million, respectively.

$67.5 Million Secured Loan Facility (Larvotto)

On August 29, 2008, one of our previously 50%-owned joint ventures, Larvotto Shipholding Limited, entered into a $67.5 million loan facility, as supplemented by a supplemental letter dated November 28, 2011, with Fortis Bank S.A./N.V. to partially finance the acquisition of the Maria. This loan has a term of eight years starting after the delivery of the vessel (January 2012) with a balloon payment of $16.2 million due at maturity. This loan bears interest at LIBOR plus a margin of 1.5% per annum. As of December 31, 2015, the outstanding balance on this facility was $33.1 million of which we had a 50% economic interest of $16.5 million. After the Share Swap and Claims Transfer Agreement (see Fleet Development), we acquired the full economic interest in this loan facility, and as of September 30, 2017 and December 31, 2016, the outstanding balance on this facility was $26.2 million and $29.1 million, respectively.

$150.0 Million Senior Unsecured Note

On May 31, 2017, we successfully completed a new senior unsecured bond issue of $150.0 million with a fixed coupon of 7.50% and maturity in May 2022. The net proceeds from the bond issue are used for general corporate purposes. DNB Markets, Nordea and Arctic Securities AS acted as joint lead managers in connection with the placement of the bond issue. The related transaction costs for a total of USD 2.7 million are amortized over the lifetime of the instrument using the effective interest rate method.

€50.0 Million Treasury Notes Program

On June 6, 2017, the Group signed an agreement with BNP to act as dealer for a Treasury Notes Program with a maximum outstanding amount of €50 million. The Treasury Notes are issued on an as needed basis with different durations and initial pricing is set to 60bps over Euribor. As of September 30, 2017 the outstanding balance under this program was €50 million or $59.0 million.

Joint Venture Credit Facilities (at 50% economic interest)

$500.0 Million Secured Loan Facility (TI Asia and TI Africa)

On October 3, 2008, two of our 50%-owned joint ventures, TI Asia Ltd. and TI Africa Ltd., entered into a $500.0 million senior secured credit facility with a group of commercial lenders with ING Bank N.V. as Agent and Security Trustee. We used the proceeds of this facility to finance the acquisition of two ULCC vessels, TI Asia and TI Africa, and to convert these vessels to FSOs, which serve as collateral under this facility. This facility consists of two tranches; the FSO Asia tranche matured in 2017 and bore interest at LIBOR plus a margin of 1.15% per annum, and the FSO Africa tranche, following the restructuring of this tranche, matured in 2015 and bore interest at LIBOR plus a margin of 2.75% per annum. As of December 31, 2016, the outstanding balance on this facility was $75.4 million, of which we had a 50% economic interest of $37.7 million. The loan was repaid in full on July 13, 2017.

The joint venture loans described above were secured by a mortgage of the specific vessel and guaranteed by the respective shareholders of each joint venture on a several basis.

Security

Our secured indebtedness is generally secured by:

•	a first priority mortgage in all collateral vessels;

•	a general pledge of earnings generated by the vessels under mortgage for the specific facility; and

•	a parent guarantee when the indebtedness is not taken at the level of the parent

Loan Covenants

Our debt agreements discussed above generally contain financial covenants, which require us to maintain, among other things:

•	an amount of current assets that, on a consolidated basis, exceeds our current liabilities. Current assets may include undrawn amount of any committed revolving credit facilities and credit lines having a maturity of more than one year;

•	an aggregate amount of cash, cash equivalents and available aggregate undrawn amounts of any committed loan of at least $50.0 million or 5% of our total indebtedness (excluding guarantees), depending on the applicable loan facility, whichever is greater;

•	an aggregate cash balance of at least $30.0 million; and

•	a ratio of stockholders’ equity to total assets of at least 30%.

Our credit facilities discussed above also contain restrictions and undertakings which may limit our and our subsidiaries' ability to, among other things:

•	effect changes in management of our vessels;

•	transfer or sell or otherwise dispose of all or a substantial portion of our assets;

•	declare and pay dividends, (with respect to each of our joint ventures, other than Seven Seas Shipping Limited, no dividend may be distributed before its loan agreement, as applicable, is repaid in full); and

•	incur additional indebtedness.

A violation of any of our financial covenants or operating restrictions contained in our credit facilities may constitute an event of default under our credit facilities, which, unless cured within the grace period set forth under the applicable credit facility, if applicable, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business.

Furthermore, certain of our credit facilities contain a cross-default provision that may be triggered by a default under one of our other credit facilities. A cross-default provision means that a default on one loan would result in a default on certain other loans. Because of the presence of cross-default provisions in certain of our credit facilities, the refusal of any one lender under our credit facilities to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our credit facilities have waived covenant defaults under the respective credit facilities. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

Moreover, in connection with any waivers of or amendments to our credit facilities that we may obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

In addition, we have provided, and may continue to provide in the future, unsecured loans to our joint ventures which we consider economically as equivalent to investments in the joint ventures. Accordingly, in the event our joint ventures do not repay these loans as they become due and payable, the value of our investment in such entities may decline. Furthermore, we have provided, and may continue to provide in the future, guarantees to certain banks with respect to commercial bank indebtedness of our joint ventures. Failure on behalf of any of our joint ventures to service its debt requirements and comply with any provisions contained in its commercial loan agreements, including paying scheduled installments and complying with certain covenants, may lead to an event of default under its loan agreement. As a result, if our joint ventures are unable to obtain a waiver or do not have enough cash on hand to repay the outstanding borrowings, their lenders may foreclose their liens on the vessels securing the loans or seek repayment of the loan from us, or both, which would have a material adverse effect on our financial condition, results of operations, and cash flows. As of December 31, 2016, $75.4 million was outstanding under these joint venture loan agreements, of which we guaranteed $37.7 million. As of September 30, 2017, no amount was outstanding under any of these joint venture loan agreements.

As of September 30, 2017 and December 31, 2016, we were in compliance with all of the covenants contained in our debt agreements, and our joint ventures were in compliance with all of the covenants contained in their respective debt agreements.

Guarantees

We have provided guarantees to financial institutions that have provided credit facilities in 2016 to two of our joint ventures, in the aggregate amount of $37.7 million. The related outstanding bank loans were repaid on July 13, 2017

In addition, on July 14, 2017 and September 22, 2017, TI Asia Ltd. and TI Africa Ltd., two 50%-owned joint ventures, which own the FSO Asia and FSO Africa, two FSO vessels, respectively, entered into two guarantees of up to $5.0 million each with ING Bank, in favor of North Oil Company in connection with its use of the FSO Asia and FSO Africa. These guarantees terminate on October 21, 2022 for the FSO Asia and December 21, 2022 for the FSO Africa. As of September 30, 2017, these guarantees have not been called upon.

Trend information

The supply and demand patterns for ships continue to be the biggest impact on revenues. Generally the global demand for oil transportation on ships is affected by the global demand for crude oil, which in turn is highly dependent on the state of the global economy. Most economies across the world are experiencing healthy economic growth at the moment and this is reflected in strong oil demand growth. In its latest published report the International Energy Agency (IEA) are forecasting 2018 oil demand growth of 1.29 million barrels per day compared to average growth levels in the last 10 years of 1.15 million barrels. The market has recently seen the price of oil increase, which could have a dampening effect on oil demand going forward.

The rate at which a change in oil demand impacts the demand for oil tankers depends not only on the nominal change in oil demand but also how this oil is traded. Looking at crude oil, the market has recently seen a significant uptick in exports emanating from the US Gulf, most of which have been destined for China and other Far Eastern customers. This oil travels a substantially longer distance than crude oil originating from the Arabian Gulf headed for the same destination, and hence employs the crude tankers for a longer period of time. The current trend is a rise in crude exports from the Atlantic basin combined with demand growth centered in the Far East providing longer employment times for crude tankers for the incremental barrel produced.

The supply of tankers is influenced by the number of vessels delivered to the fleet, the number of vessels removed from the fleet (through scrapping or conversion) and the number of vessels tied up in alternative employment such as storage. 2017 saw a significant number of new ships join the fleet across all the crude tanker segments, and this trend is set to continue in 2018. The tanker orderbook as a whole however remains moderate, with both the VLCC and Suezmax orderbooks equal to 14% of the current fleet. Vessel exits from the trading fleet have started to gain momentum towards the end of 2017. We expect this trend to continue in 2018 as a number of factors support increased scrapping levels. These include the freight environment being at the lowest levels seen for many years, scrap prices increasing and regulatory pressure on ship owners to make decisions on whether to continue trading their older tonnage or put them through costly upgrades to comply with new directives, such as the Ballast Water Management convention.

Our revenues are also affected by our strategy to employ some of our vessels on time charters, which have a fixed income for a pre-set period of time as opposed to trading ships in the spot market where their earnings are heavily impacted by the supply and demand balance. The Management team continuously evaluates the value of both strategies and makes informed decisions on the chartering mix based on anticipated earnings, and through this process we aim to always maximize each vessel’s return.

We have no funding requirements going forward all things being equal and are supported by a proven management team, strict capital discipline and an established dividend distribution policy.

Off-balance sheet arrangements

We are committed to make rental payments under operating leases for vessels and for office premises. The future minimum rental payments under our non-cancellable operating leases are disclosed below under "Contractual Obligations."

Tabular disclosure of contractual obligations

Contractual Obligations

As of September 30, 2017 we had the following contractual obligations and commitments which are based on contractual payment dates:

(US$ in thousands)	Total	2017	2018	2019	2020	2021	Thereafter
Long-term bank loan facilities	742,888	2,055	47,361	71,139	148,334	109,067	364,932
Long-term debt obligations	150,000	-	-	-	-	-	150,000
Treasury note program	59,030	59,030	-	-	-	-	-
Bank credit line facilities	15,000	-	-	-	15,000	-	-
Operational leases (vessels)	135,872	8,096	32,120	32,120	32,208	31,328	-
Operational leases (non-vessel)	10,985	630	2,228	1,930	1,787	1,698	2,712
Capital Expenditure commitments	198,293	12,371	185,922	-	-	-	-
Total contractual obligations due by period	1,312,068	82,182	267,631	105,189	197,329	142,093	517,644

Not included in the table above are options that have been granted to us but not yet exercised under our time charter-in agreements to extend their respective durations.